UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-12486

ASSOCIATED ESTATES REALTY CORPORATION

(Exact name of registrant as specified in its charter)

1 AEC Parkway
Richmond Heights, Ohio, 44143-1467
(949) 788-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.00 par value per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Associated Estates Realty Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BSREP II MULTIFAMILY LLC (as successor by merger to Associated Estates Realty Corporation)
	By:	FFI BSREP II GP LLC, its non-member manager

Date: August 18, 2015	By:	/s/ Murray Goldfarb
	Name:	Murray Goldfarb
	Title:	Authorized Officer